Charles A. Mathis
Chief Financial Officer
Science Applications International Corporation
1710 SAIC Drive
Mclean, VA 22102

March 27, 2017

VIA EDGAR

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Office of Information Technologies and Services

100 F Street NE

Washington, D.C. 20549

RE:	Science Applications International Corporation
Form 10-K for the Fiscal Year Ended January 29, 2016
Filed March 29, 2016
File No. 001-35832

Dear Mr. Wilson:

We are writing in regards to our response to comment 1 from our letter dated March 3, 2017, which we wish to further clarify our statements regarding our accounting policy and its applicability within US GAAP. Specifically, the statements that we wish to clarify are reprinted in bold in the subsequent paragraph, followed by our clarifying statements.

SAIC’s policy is to account for contracts with the federal government under ASC 605-35, Construction-Type and Production-Type Contracts, and ASC 605-912, Contractors-Federal Government – Revenue Recognition. Our policy is consistent with View A as discussed in the October 23, 2009, FASB Emerging Issues Task Force (EITF) Agenda Committee meeting discussion of the proposed issue Accounting for Service-Related Contracts with the Federal Government with respect to the application of FASB codification subtopic 605-35.  View A provides for a broad application and accounts for all arrangements with the federal government within the scope of ASC 605-35.

In our evaluation of the applicability of ASC 605-35 to our service contracts with the federal government, we considered and refer to the Deloitte Guidance Q&A as excerpted below:

605-35-15 (Q&A 07) — Applying ASC 605-35 to Service Contracts with the Federal Government [Added March 21, 2014]

Question - Is it acceptable for entities to apply the guidance in ASC 605-35 to their service contracts with the federal government?

Answer  - Yes. However, there is diversity in practice regarding the application of revenue recognition guidance to such contracts. In 2009, the FASB's Emerging Issues Task Force (EITF) Agenda Committee considered whether to add an issue to its agenda on whether the scope of ASC 605-35 encompasses all contracts with the federal government. Although the Committee ultimately decided not to add the issue, the EITF’s October 2009 agenda report outlines the following two views related to it:

▪

View A — "All arrangements that are with the federal government are within the scope of [ASC] 912 [formerly AICPA Audit and Accounting Guide Federal Government Contractors (the "Guide")]. Because [ASC] 912 refers to [ASC] 605-35 for revenue recognition guidance,

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 27, 2017

all arrangements within the scope of [ASC] 912 would be accounted for in accordance with the guidance in [ASC] 605-35."
▪

View B — "The nature of the arrangement (for example, the provision of goods or services) must be considered before applying the guidance under [ASC] 605-35 to the arrangement. That is, the scope of [ASC] 605-35 does not automatically encompass all contracts with the federal government."

We understand that ASC 605-35 is not intended to apply to "service transactions" as defined in the FASB's October 23, 1978, Invitation to Comment, Accounting for Certain Service Transactions, except for separate contracts to provide services that are essential to the construction or production of tangible property (e.g., design, engineering, procurement, and construction management). However, under View A, all contracts with the federal government are within the scope of ASC 912, which refers entities to ASC 605-35 for general revenue recognition guidance.

Further, although the preface to the Guide was not included in ASC 912, it states as follows: This Guide has been prepared to assist preparers of financial statements in preparing financial statements in conformity with generally accepted accounting principles and to assist independent auditors in auditing and reporting on such financial statements in accordance with generally accepted auditing standards in auditing and reporting on the financial statements of entities that provide goods and services to the federal government, or to prime contractors or subcontractors at any tier and for which such transactions are material to such entities' financial statements. It describes relevant accounting practices and auditing procedures unique to these entities. The descriptions in this Guide are generally oriented to the defense contracting industry; however, the provisions of this Guide apply to all federal government contractors. [Emphasis added]

Under the Guide, a federal contractor's policy choices for recognizing revenue are limited to those available under ASC 605-35, whose provisions are based on the AICPA's Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Specifically, Section 3.11 of the Guide, which discusses the selection of a policy to account for government contracts, states: Paragraph .21 of SOP 81-1 states that "the basic accounting policy decision is the choice between the two generally accepted methods: the percentage-of-completion method including units-of-delivery and the completed-contract method. The determination of which of the two methods is preferable should be based on a careful evaluation of the circumstances because the two methods should not be acceptable alternatives for the same circumstances."

While this guidance was not included in the Codification, it reflects preexisting practice. As the FASB's Basis for Conclusions of ASU 2009-011 indicates, the Codification was not intended to change U.S. GAAP.

On the basis of the above discussion, application of either View A or View B is appropriate. Entities should make a policy election about which view to adopt and apply that policy consistently to similar arrangements.

Primary Reference: 605-35-15-2

Secondary References: 605-20-15-2, 912-605-15-1

FASB Codification References

ASC 605-35 — 605 Revenue Recognition > 35 Construction-Type and Production-Type Contracts

ASC 912 — 912 Contractors—Federal Government

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 27, 2017

SAIC’s policy is to account for contracts with the federal government under ASC 605-35, Construction-Type and Production-Type Contracts, and ASC 912-605, Contractors-Federal Government – Revenue Recognition consistent with View A as described above. The Company accounts for service contracts under ASC 605-35 based on the view that all arrangements with the federal government are within the scope of ASC 912, and ASC 912-605 states that government contractors should use ASC 605-35 for general guidance on revenue recognition.  As described above, a federal contractor’s policy choices for recognizing revenue are limited to those available under ASC 912 and ASC 605-35 and thus, our logistic supply service contracts with the federal government follows such guidance. We do not believe the scoping limitations listed in ASC 605-35-15-6b, “sales or supply contracts to provide goods from inventory or from homogeneous continuing production over a period of time,” precludes the application of ASC 605-35 to logistic supply chain contracts with the federal government contracts based on the guidance in ASC 912 supporting the view that all arrangements with the federal government are within the scope of ASC 605-35 and ASC 912-605.

To provide additional clarity we will include an additional description of our revenue recognition policy with regard to logistics services contracts in our revenue recognition accounting policies in the notes to our consolidated financial statements included in our Form 10-K for the year ended February 3, 2017:

“The Company recognizes revenue on our supply chain and logistics arrangements as the services are provided to the customer under a single profit center using an output method (units-of-delivery) measure of progress. Service revenues are recorded gross of reimbursable material costs, as well as fees, when the Company is responsible for the ultimate acceptability of performance of the contract based on the timely fulfillment of conforming materials delivered to the customer.”

* * * * *

If you would like to speak with us about any of these matters, please do not hesitate to call Maria Bishop, Corporate Controller, at (703) 676-6405.

Very truly yours,

/s/ Charles A. Mathis

Charles A. Mathis

Chief Financial Officer

Cc:

Anthony J. Moraco

Steven G. Mahon

Deloitte & Touche LLP

Faegre Baker Daniels LLP